Exhibit 99.1

BrilliA Inc Announces Pricing of Initial Public Offering

SINGAPORE, November 26, 2024 – BrilliA Inc (“BRIA” or “the Company”) today announced the pricing of its initial public offering of an aggregate of 2,500,000 shares of its Class A Ordinary Shares (“the Offering”), all of which are being offered by BRIA at a public offering price of $4.00 per share.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 375,000 shares of its Class A Ordinary Shares at the initial public offering price (“the Overallotment”), less underwriting discounts and commissions. The gross proceeds to BRIA from the Offering (assuming that the Overallotment is not exercised), before deducting underwriting discounts and commissions and estimated offering expenses payable by BRIA, is expected to be approximately $10,000,000.

The shares are expected to begin trading on the NYSE American under the ticker symbol “BRIA” on November 27, 2024. The Offering is expected to close on November 29, 2024, subject to customary closing conditions.

The offering is conducted on a firm commitment basis. A.G.P./Alliance Global Partners (“A.G.P.”) is the sole Book-Running manager for the offering. Mourant Ozannes LLP is acting as Cayman Islands and British Virgin Islands legal counsel and Ortoli Rosenstadt LLP is acting as U.S. legal counsel, respectively, to the Company, and Lewis Brisbois Bisgaard & Smith LLP is acting as U.S. legal counsel to A.G.P. for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-282056) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on November, 19 2024. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, by phone at +1 (212) 624-2060, or by email at prospecuts@allianceg.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

About BrilliA Inc

BrilliA has evolved from an Original Design Manufacturer into a comprehensive one-stop service cross-border solution provider for ladies' intimate apparel brands, managing sales and customer relationships with major clients like Fruit of the Loom, Hanes Brands Inc and H&M, with the expertise in handling sourcing, design, prototyping, supply chain to logistic management as well as quality control of products manufactured by independent third party manufacturing facilities for their customers worldwide.

For further information, please contact:

BrilliA Inc Contact:

220 Orchard Road, Unit 05-01, Midpoint Orchard

Singapore 238852

(+65) 6235 3388

Email: info@brilliaincorporated.com

Underwriter Inquiries:

A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

Email: prospectus@allianceg.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com